20010298

SECU[illegible]

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITIES NORTHWEST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18824 SE MILDRED STREET

(No. and Street)

MILWAUKIE	OREGON	97267
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BEN JOHNSON 503-723-4404

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC

(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112	KING CITY	OREGON	97224
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

FEB 27 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, BEN JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES NORTHWEST, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GRETCHEN GONZALES
Notary Public
State of Washington
Commission # 126754
My Comm. Expires Apr 30, 2023

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SECURITIES NORTHWEST, INC.

Annual Audited Report

December 31, 2019

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 SW 116TH AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors
First Securities Northwest, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of First Securities Northwest, Inc. as of December 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flow for the year then ended, and the related notes to the financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Securities Northwest, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of First Securities Northwest, Inc.'s management. My responsibility is to express an opinion of First Securities Northwest, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States)("PCAOB") and am required to be independent with respect to First Securities Northwest, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of First Securities Northwest, Inc.'s financial statements. The supplemental information is the responsibility of First Securities Northwest, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming my opinion on the supplementary information, I evaluated whether the schedule of computation of net capital, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In my opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

I have served as First Securities Northwest, Inc.'s auditor since 2009.

Portland, Oregon

February 21, 2020

FINANCIAL STATEMENTS

FIRST SECURITIES NORTHWEST, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

	2019
ASSETS	
Cash	$21,911
Receivables, inventory positions at clearing corporation	0
Deposits with clearing organizations	50,015
Furniture, equipment at cost – net of accumulated depreciation of $48,192	0
Prepaid expenses	5,686
Deferred tax asset	113,714
TOTAL ASSETS	$191,326

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$25,239
Payable, inventory positions at clearing corporation	0
Total Liabilities	25,239
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized and issued	11,500
Additional paid-in capital	512,280
Retained earnings (deficit)	(357,693)
Total Stockholder's Equity	166,087
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$191,326

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2019

	2019
REVENUES	
Commissions	$197,344
Net dealer inventory and investment gains (losses)	0
Sale of investment company shares	11,789
Interest	357
Total Revenue	209,490
EXPENSES	
Contract broker expense	110,295
Employee compensation and taxes	47,236
Commissions and floor brokerage	8,174
Regulatory fees and assessments	7,157
Communications	4,531
Occupancy and equipment rents	9,150
Professional fees	10,780
Other expenses	11,388
Depreciation	0
Total expenses	208,711
INCOME BEFORE TAXES	779
INCOME TAXES	(215)
NET INCOME	$564

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2019

Common Stock	Shares	Amounts	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2018	1,000	$11,500	$512,280	($358,257)	$165,523
Net income for the year				564	564
Balance at December 31, 2019	1,000	$11,500	$512,280	($357,693)	$166,087

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

	2019
Increase (Decrease) in Cash and Cash Equivalents:	
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$564
Deferred tax expense	215
Increase in prepaid expenses	(1,800)
Decrease in deposit with clearing organization	281
Increase in accrued payables	17,177
Net cash and cash equivalents provided by operating activities	16,437
Cash and cash equivalents at beginning of year	5,474
Cash and cash equivalents at end of year	$21,911

Disclosure of accounting policy:
For purpose of the statement of cash flows, the Company considers cash on hand and cash in bank to be equivalents.

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through February 21, 2020, the date on which the financial statements were available to be issued.

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Hilltop Securities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a trade date basis, as if they had settled.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of financial statements for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. Income Taxes

Effective January 1996, the Company elected to be taxed as a "C" Corporation. Deferred tax asset are recognized for operating losses that are available to offset future federal and state income taxes.

FIRST SECURITIES NORTHWEST, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2019

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

4. Income Taxes (continued)

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2016, generally for three years after they were filed.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to seven years. Depreciation expense amounted to $0.00 for calendar year ending December 31, 2019.

NOTE B – LEASES

The Company is currently on a month to month lease for its current location with a thirty day written notice to terminate.

Lease expense amounted to $9,150 for the calendar year ending December 31, 2019.

NOTE C – COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 1,000 shares of no par value common stock, all of which are outstanding at December 31, 2019.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transactions at a time when its “aggregate indebtedness” exceeds fifteen times its “net capital” as those terms are defined the rule. At December 31, 2019, the Company’s net capital and required net capital, as defined, were $46,686 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 0.541 to 1.

NOTE E – INCOME TAXES

Components

The provisions for income taxes consist of the following components:

Current	$0
Deferred	(215)
	$(215)

The Company has a Federal net operating loss carryforward of $385,549 and a state loss carryforward of $491,866 that may be offset against future taxable income. If not used, the carryforwards will begin to expire in the year 2028. The tax rates used to calculate the deferred tax asset were 21% for federal and 6.6% for the state.

NOTE F – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2019 the Company’s uninsured cash balance was $0.00.

NOTE G – COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

FIRST SECURITIES NORTHWEST, INC.

SCHEDULE 1 – COMPUTATION OF NET CAPITAL

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Year Ended December 31, 2019

	2019
Stockholder's equity from statement of financial conditions	$166,087
Deduct equity not allowable for net capital	0
Stockholder's equity qualified for net capital	166,087
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses & deferred tax asset	(119,401)
Net capital before haircuts	46,686
Haircut on other securities	0
Net capital	$46,686
Computation of net capital requirement	
Minimum net capital required	$1,683
Minimum dollar net capital requirement	$5,000
Excess net capital	$41,686
Aggregate Indebtedness	
Item included from statement of financial conditions:	
Accounts payable and accrued liabilities	$25,239
Total aggregate indebtedness	$25,239
Ratio: Aggregate indebtedness to net capital	0.541 to 1

FIRST SECURITIES NORTHWEST, INC.

SCHEDULE 2 – RECONCILIATION OF COMPUTATION OF NET CAPITAL

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Year Ended December 31, 2019

	2019
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$46,686
Adjustments	
Effect on net income for adjustments	
Rounding	0
Net capital at December 31, as adjusted	$46,686
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$25,239
Rounding	0
Total aggregate indebtedness as of December 31, as adjusted	$25,239

Duane Liebswager CPA, PC
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Securities Northwest, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) First Securities Northwest, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which First Securities Northwest, Inc. claimed an exemption from 17 C.F.R §240.15c3-3(2)(ii) (exemption provisions) and (2) First Securities Northwest Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. First Securities Northwest, Inc. management is responsible for compliance with the exemption provisions and it's statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about First Securities Northwest Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Paragraph (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Portland, Oregon

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC

February 21, 2020

2019 Exemption Report

SEC Rule 15C3-3

First Securities Northwest(FSNW), during calendar year 2019 claimed an exemption to SEC Rule 15C3-3. FSNW met the following criteria, without exception, for the entire year 2019 under section (k)(2)(ii) of the rule:

FSNW is not a clearing firm. Carries no margin accounts, promptly transmits all customer funds, does not receive customer securities, does not otherwise hold funds or securities for, or owe money to customers and effectuates all financial transactions between the broker/dealer and its customers through Hilltop Securities Inc.

The internal control over compliance of the broker or dealer was effective during the most recent fiscal year.

The internal control over compliance of the broker or dealer was effective as of the end of the year.

The broker or dealer was in compliance with 17 C.F.R.240.15c3-1(the net capital rule) and 240.15c3-3(e) (the reserve requirements rule) as of the end of the most recent fiscal year; and

The information the broker or dealer used to state whether it was in compliance with the net capital rule and reserve requirements rule was derived from the books and records of the broker or dealer.

I certify that the above statement is true and accurate to the best of my knowledge.

President/Principal